# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Restaurant Brands International Inc., CIK 0001618756
CUSIP: 76131D103
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 5707 WATERFORD DISTRICT DRIVE, MIAMI, FLORIDA, United States (X1), 33126
Date of event which requires filing of this statement: 05/06/2026
Amends the filing with accession number 0001193125-20-132495
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,136,716; sole dispositive power 0; shared dispositive power 27,136,716; aggregate amount beneficially owned 27,136,716 (7.8% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 24,126,097 shares of Common Stock, (b) 2,652,778 shares of Common Stock underlying forward purchase contracts and (c) 357,841 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership ("Exchangeable Units") beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the "Form 10-Q"), plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
- Pershing Square USA, Ltd.: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,512,778; sole dispositive power 0; shared dispositive power 4,512,778; aggregate amount beneficially owned 4,512,778 (1.3% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 1,860,000 shares of Common Stock and (b) 2,652,778 shares of Common Stock underlying forward purchase contracts beneficially owned directly by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q.
- Pershing Square Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 27,136,716; sole dispositive power 0; shared dispositive power 27,136,716; aggregate amount beneficially owned 27,136,716 (7.8% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 24,126,097 shares of Common Stock, (b) 2,652,778 shares of Common Stock underlying forward purchase contracts and (c) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,136,716; sole dispositive power 0; shared dispositive power 27,136,716; aggregate amount beneficially owned 27,136,716 (7.8% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 24,126,097 shares of Common Stock, (b) 2,652,778 shares of Common Stock underlying forward purchase contracts and (c) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
- Pershing Square Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 27,136,716; sole dispositive power 0; shared dispositive power 27,136,716; aggregate amount beneficially owned 27,136,716 (7.8% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 24,126,097 shares of Common Stock, (b) 2,652,778 shares of Common Stock underlying forward purchase contracts and (c) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,136,716; sole dispositive power 0; shared dispositive power 27,136,716; aggregate amount beneficially owned 27,136,716 (7.8% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 24,126,097 shares of Common Stock, (b) 2,652,778 shares of Common Stock underlying forward purchase contracts and (c) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Restaurant Brands International Inc.
Address of issuer's principal executive offices: 5707 WATERFORD DISTRICT DRIVE, MIAMI, FLORIDA, United States (X1), 33126
Comment:
This amendment No. 5 ("Amendment No. 5") to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the common shares, no par value (the "Common Stock"), of Restaurant Brands International Inc. to (i) add Pershing Square USA, Ltd. as a Reporting Person and (ii) report certain transactions by PSUS in the Common Stock.

This Amendment No. 5 modifies the original Schedule 13D filed on May 4, 2020 (as amended and supplemented prior to the filing of this Amendment No. 5, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby replaced with the following information:

"This statement is being filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM");

(ii) Pershing Square USA, Ltd., a Delaware statutory trust ("PSUS");

(iii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc.");

(iv) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group");

(v) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo"); and

(vi) William A. Ackman, a citizen of the United States of America (together with PSCM, PSUS, PS Inc., PS Partner Group and ManagementCo, the "Reporting Persons")."
Residence or business address:
Item 2(b) of the Schedule 13D is hereby replaced with the following information:

"The address of the principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019."
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby replaced with the following information:

"PSCM's principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership ("PSLP"), Pershing Square International, Ltd., a Cayman Islands exempted company ("PS International"), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey ("PSH" and together with PSLP and PS International, the "Pershing Square Affiliated Funds"). PSCM also serves as investment advisor to PSUS. The name, business address, present principal occupation and citizenship of each executive officer and member of the Board of Trustees of PSUS as of May 8, 2026 is set forth in Exhibit 99.12 attached hereto and is incorporated herein by reference.

PS Inc.'s principal business is primarily to serve as a holding company for the business of PSCM. The name, business address, present principal occupation and citizenship of each executive officer and director of PS Inc. as of May 8, 2026 is set forth in Exhibit 99.13 attached hereto and is incorporated herein by reference.

PS Partner Group's principal business is primarily to hold shares of common stock of PS Inc.

ManagementCo's principal business is to hold voting interests in PS Inc. and act as the managing member of PS Partner Group. The name, business address, present principal occupation and citizenship of each member of ManagementCo as of May 8, 2026 is set forth in Exhibit 99.14 attached hereto and is incorporated herein by reference.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM and (ii) the Chief Executive Officer and Chairman of the Board of PS Inc.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.12, 99.13 or 99.14 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.12, 99.13 or 99.14 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."
Citizenship: The information set forth in Item 2(a) is incorporated into this Item 2(f) by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:

The source of funding for the acquisition of the shares of Common Stock acquired by PSUS as further described in Item 4 below was derived from the working capital of PSUS. Such working capital was derived from the proceeds received by PSUS in connection with the initial public offering and concurrent private placement of its common shares of beneficial interest and the private placement of its 7.50% Series A Cumulative Preferred Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby replaced with the following information:

"The Reporting Persons beneficially own, in the aggregate, 27,136,716 shares of Common Stock (the "Subject Shares"), which number includes: (i) 1,860,000 shares of Common Stock held directly by PSUS, (ii) 2,652,778 shares of Common Stock underlying forward purchase contracts held directly by PSUS, (iii) 22,266,097 shares of Common Stock beneficially owned by the other Reporting Persons, and (iv) 357,841 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (the "Exchangeable Units") beneficially owned by the other Reporting Persons.

The Subject Shares represent approximately 7.8% of the outstanding shares of Common Stock based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons other than PSUS."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented with the following information:

"PSUS is the beneficial owner of 1,860,000 shares of Common Stock owned directly by PSUS and 2,652,778 shares of Common Stock underlying forward purchase contracts held by PSUS. PSCM, as the investment advisor to PSUS and the Pershing Square Affiliated Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the parent company of PSCM, PS Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As a significant shareholder of PS Inc., PS Partner Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the holder of majority voting power of PS Inc. and the managing member of PS Partner Group, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the Chief Executive Officer of PSCM, among other positions, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of May 8, 2026, the members of ManagementCo beneficially owned the following shares of Common Stock: (i) Halit Coussin beneficially owned 113 shares of Common Stock, (ii) Michael Gonnella beneficially owned 1,570 shares of Common Stock, (iii) Ben Hakim beneficially owned 142 shares of Common Stock, (iv) Ryan Israel beneficially owned 5,428 shares of Common Stock and (v) Anthony Massaro beneficially owned 737 shares of Common Stock, representing, in the case of each of (i) through (v), less than 0.01% of the outstanding shares of Common Stock, based on 346,983,973 shares of Common Stock outstanding as of April 30, 2026, as reported on the Issuer's Form 10-Q, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.12, 99.13 or 99.14 beneficially own any shares of Common Stock."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"(c) Exhibits 99.7 and 99.11, which are incorporated by reference into this Item 5(c) as if restated in full, describe all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons on their own behalf or for the benefit of the Pershing Square Affiliated Funds. Except as set forth in Exhibits 99.7 and 99.11 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following information:

"As of May 8, 2026, PSUS owns 2,652,778 over-the-counter forward purchase contracts having an aggregate purchase price of $208,325,963.90 (plus applicable interest, determined based on floating rates and the date of exercise of the forwards). The counterparty to the over-the-counter forward purchase contracts is Nomura.

None of the forward purchase contracts give PSUS direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The foregoing summary of the over-the-counter forward purchase contracts is qualified in its entirety by reference to the actual language of such contracts, the forms of which are filed as Exhibit 99.16, and which are incorporated herein by reference. Supplemental financial terms of these contracts are detailed in Exhibit 99.11."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.11 Trading Data

Exhibit 99.12 Schedule of Executive Officers and Board of Trustees of Pershing Square USA, Ltd. as of May 8, 2026

Exhibit 99.13 Schedule of Executive Officers and Directors of Pershing Square Inc. as of May 8, 2026

Exhibit 99.14 Schedule of Members of Pershing Square Management, LLC as of May 8, 2026

Exhibit 99.15 Joint Filing Agreement, dated as of May 8, 2026, among PSCM, PSUS, PS Inc., PS Partner Group, ManagementCo and William A. Ackman

Exhibit 99.16 Form of Confirmation for Forward Purchase Contracts

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (05/08/2026)
- Pershing Square USA, Ltd.: /s/ William A. Ackman, Authorized Signatory (05/08/2026)
- Pershing Square Inc.: /s/ William A. Ackman, Authorized Signatory (05/08/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (05/08/2026)
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (05/08/2026)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (05/08/2026)